
07070238


SEC MAIL PROCESSING
RECEIVED
JUL 06 2007
WASH, D.C.
186
SECTION


First
Capital
Bancorp,
Inc.

2006 Annual Report

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARY

Contents


CHERRY
BEKAERT&
HOLLAND
CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors
and Stockholders
First Capital Bancorp, Inc.
Richmond, Virginia

We have audited the accompanying consolidated statements of financial condition of First Capital Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of First Capital Bancorp, Inc. and Subsidiary, as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Richmond, Virginia
March 5, 2007

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Financial Condition
December 31, 2006 and 2005

	2006	2005
ASSETS		
Cash and due from banks	$7,034,047	$7,185,823
Short term debt securities	4,997,979	2,995,800
Total cash and cash equivalents	12,032,026	10,181,623
Investment securities:		
Available for sale, at fair value	38,730,975	39,621,418
Restricted, at cost	2,389,139	1,595,267
Loans, net of allowance for losses	199,751,483	154,601,518
Premises and equipment, net	2,119,379	1,982,314
Accrued interest receivable	1,425,364	1,100,887
Deferred tax asset	308,503	272,216
Other assets	483,776	173,565
Total assets	$257,240,645	$209,528,808
LIABILITIES		
Deposits		
Noninterest-bearing	$32,878,408	$30,425,438
Interest-bearing	161,424,027	131,962,114
Total deposits	194,302,435	162,387,552
Accrued expenses and other liabilities	2,431,031	2,221,451
Securities sold under repurchase agreements	1,667,064	680,191
Federal funds purchased	6,026,000	10,270,000
Subordinated debt	7,155,000	2,000,000
Federal Home Loan Bank advances	30,000,000	18,000,000
Total liabilities	241,581,530	195,559,194
STOCKHOLDERS' EQUITY		
Common stock, $4.00 par value (authorized 5,000,000 shares; shares issued and outstanding, 1,796,021 at December 31, 2006 and 2005)	7,184,084	7,184,084
Additional paid-in capital	6,010,352	6,004,655
Retained earnings	2,776,277	1,205,058
Accumulated other comprehensive (loss), net of tax	(311,598)	(424,183)
Total stockholders' equity	15,659,115	13,969,614
Total liabilities and stockholders' equity	$257,240,645	$209,528,808

See notes to consolidated financial statements.

First Capital Bancorp Inc. and Subsidiary
Consolidated Statements of Income
Years Ended December 31, 2006 and 2005

	2006	2005
Interest income		
Loans	$13,262,936	$8,970,672
Investments:		
Taxable interest income	1,646,071	1,371,836
Tax exempt interest income	41,055	34,027
Dividends	115,054	57,405
Federal funds sold	198,313	98,875
Total interest income	15,263,429	10,532,815
Interest expense		
Deposits	6,303,839	3,605,096
FHLB advances	1,020,170	414,838
Federal funds purchased	93,959	88,782
Subordinated debt and other borrowed money	273,250	24,847
Total interest expense	7,691,218	4,133,563
Net interest income	7,572,211	6,399,252
Provision for loan loss	404,300	407,874
Net interest income after provision for loan loss	7,167,911	5,991,378
Noninterest income		
Loss on sale of securities	-	(11,660)
Fees on deposits	166,392	94,765
Fees on mortgage loans	34,135	-
Other	264,300	189,044
Total noninterest income	464,827	272,149
Noninterest expenses		
Salaries and employee benefits	2,606,344	2,015,972
Occupancy expense	601,684	596,120
Data processing	427,599	423,288
Professional services	147,890	86,346
Virginia capital stock tax	184,425	128,472
Depreciation	323,020	236,654
Other expenses	969,557	806,548
Total noninterest expense	5,260,519	4,293,400
Net income before provision for income taxes	2,372,219	1,970,127
Income tax expense	801,000	663,800
Net income	$1,571,219	$1,306,327
Basic income per share	$ 0.87	$ 0.73
Diluted income per share	$ 0.83	$ 0.70

See notes to condolidated financial statements.

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Stockholders' Equity and Comprehensive Income
Years Ended December 31, 2006 and 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive (Loss)	Total Stockholders' Equity
Balance at December 31, 2004	$4,789,420	$8,399,319	$ (101,269)	$ (97,185)	$12,990,285
Three-for-two stock split	2,394,664	(2,394,664)	-	-	-
Net income	-	-	1,306,327	1,306,327	1,306,327
Other comprehensive loss					
Unrealized holding (losses) arising during period, (net of tax, ($172,418))	-	-	-	(334,694)	(334,694)
Reclassification adjustment, (net of tax $3,964)	-	-	-	7,696	7,696
Total comprehensive income				$ 979,329	
Balance at January 1, 2006	$7,184,084	$6,004,655	$1,205,058	$ (424,183)	$13,969,614
Net income	-	-	1,571,219	1,571,219	1,571,219
Other comprehensive income	-	-	-		
Unrealized holding gains arising during period, (net of tax, $57,998)	-	-	-	112,585	112,585
Total comprehensive income				$1,683,804	
Stock based compensation expense	-	5,697	-	-	5,697
Balance at December 31, 2006	$7,184,084	$6,010,352	$2,776,277	$ (311,598)	$15,659,115

See notes to consolidated financial statements

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income	$ 1,571,219	$ 1,306,327
Adjustments to reconcile net income to net cash provided by operating activities		
Provision for loan losses	404,300	407,874
Depreciation of premises and equipment	323,020	236,655
Deferred taxes	(94,626)	55,341
Loss on disposal of equipment	-	22,027
Loss (gain) on sale of available-for-sale securities	-	11,660
Stock based compensation expense	5,697	-
Reduction in equity in VBA Investment Services, Inc.	1,900	4,187
Net amortization of bond premiums/discounts	31,587	93,102
(Increase) in other assets	(155,210)	(60,409)
Decrease (increase) in accrued interest receivable	(324,477)	(531,679)
Increase in accrued expenses and other liabilities	209,580	1,350,350
Net cash provided by operating activities	1,972,990	2,895,435
Cash flows from investing activities		
Purchases of securities available-for-sale	(4,992,500)	(28,025,712)
Proceeds from maturities and calls of securities	3,040,000	10,486,109
Proceeds from sale of securities	-	1,000,000
Proceeds from paydowns of securities available-for-sale	2,981,939	5,376,717
Purchase of Federal Reserve Stock	(141,000)	(112,650)
Purchase of FHLB Stock	(653,800)	(525,200)
Purchase securities in FCRV Statutory Trust 1	(155,000)	-
Purchases of property and equipment	(460,717)	(1,057,937)
Net increase in loans	(45,554,265)	(47,395,883)
Net cash used in investing activities	(45,935,343)	(60,254,556)
Cash flows from financing activities		
Net increase in demand, savings and money market accounts	10,867,625	9,222,005
Net increase in certificates of deposit	21,047,258	24,507,926
Advances from FHLB	12,000,000	10,000,000
Proceeds from issuance of subordinated debt	5,155,000	2,000,000
(Decrease) increase in Federal funds purchased	(4,244,000)	8,661,000
Net increase in repurchase agreements	986,873	161,337
Net cash provided by financing activities	45,812,756	54,552,268
Net increase (decrease) in cash and cash equivalents	1,850,403	(2,806,853)
Cash and cash equivalents, beginning of period	10,181,623	12,988,476
Cash and cash equivalents, end of period	$ 12,032,026	$ 10,181,623
Supplemental disclosure of cash flow information		
Interest paid during the period	$ 7,591,939	$ 4,051,518
Taxes paid during the period	$ 1,304,910	$ 25,000

See notes to consolidated financial statements.

First Capital Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

Note 1 - Summary of significant accounting policies

First Capital Bancorp, Inc. (the "Company") is the holding company of and successor to First Capital Bank (the "Bank"). Effective September 8 , 2006, the Company acquired all of the outstanding stock of the Bank in a statutory share exchange transaction (the "Share Exchange") pursuant to an Agreement and Plan of Reorganization dated September 5, 2006, between the Company and the Bank (the "Agreement"). The Agreement was approved by the shareholders of the Bank at the annual meeting of shareholders held on May 16, 2006. Under the terms of the Agreement, the shares of the Bank's common stock were exchanged for shares of the Company's common stock, par value $4.00 per share, on a one-for-one basis. As a result, the Bank became a wholly owned subsidiary of the Company, the Company became the holding company of the Bank and the shareholders of the Bank became shareholders of the Company. All references to the Company in this annual report for dates or periods prior to September 8, 2006 are references to the Bank.

The Company conducts all of its business activities through the branch offices of its wholly owned subsidiary bank, First Capital Bank. The Company exists primarily for the purpose of holding the stock of its subsidiary, the Bank, and such other subsidiaries as it may acquire or establish.

The accounting and reporting policies of the Company and its wholly owned subsidiary conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. The following is a summary of the more significant of these policies.

Consolidation – The consolidated financial statements include the accounts of First Capital Bancorp, Inc. and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. The estimation process may include management obtaining independent appraisals for significant collateral properties, but the ultimate collectibility and recovery of carrying amounts are susceptible to changes in the local real estate market and other local economic conditions.

Management uses available information to recognize losses on loans; future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change in the near term.

Cash equivalents - Cash equivalents include short-term highly liquid investments with maturities of three months or less at the date of purchase, including Federal funds sold.

Securities - Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", requires certain securities to be classified as "held to maturity", "trading" or "available-for-sale", according to management's intent and ability, at the time of purchase.

Note 1 - Summary of significant accounting policies (continued)

Debt securities that are purchased with the positive intent and ability to hold to maturity or call date are classified as held-to-maturity. They are carried and reported at amortized cost. The amortization of premium and accretion of discount are recognized as adjustments to interest income using the interest method.

Debt and equity securities classified as available-for-sale are those needed to meet liquidity needs, provide portfolio restructuring, or to minimize interest rate market risk. They are carried at their market value, with unrealized gains and losses excluded from income and reported net of tax effect as a separate component of stockholders' equity.

Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities.

The Company as a matter of policy does not trade securities and therefore does not classify any of its securities as such. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method and recognized on a trade-date basis. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Due to the nature of, and restrictions placed upon the Company's common stock investment in the Federal Reserve Bank, Federal Home Loan Bank of Atlanta and Community Bankers Bank, these securities have been classified as restricted equity securities and carried at cost. These restricted securities are not subject to the investment security classifications of SFAS 115.

Loans and allowances for loan losses - Loans are concentrated to borrowers in the Richmond metropolitan area and are stated at the amount of unpaid principal reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. The Company defers loan origination and commitment fees, net of certain direct loan origination costs, and the net deferred fees are amortized into interest income over the lives of the related loans as yield adjustments.

Loans that are 90 days or more past due are individually reviewed for ultimate collectibility. Interest determined to be uncollectible on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is returned to normal, in which case the loan is returned to accrual status.

The allowance for loan losses is maintained at a level considered by management to be adequate to absorb known and expected loan losses currently inherent in the loan portfolio. Management's assessment of the adequacy of the allowance is based upon type and volume of the loan portfolio, existing and anticipated economic conditions, and other factors which deserve current recognition in estimating loan losses. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Management's assessment of the adequacy of the allowance is subject to evaluation and adjustment by the Bank's regulators.

The Company follows Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan." A loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts of principal and interest due according to the

Note 1 - Summary of significant accounting policies (continued)

contractual terms of the loan agreement. Impairment is measured either by discounting the expected future cash flows at the loan's effective interest rate, based on the net realizable value of the collateral or based upon an observable market price where applicable.

Bank premises and equipment - Company premises and equipment are stated at cost, less accumulated depreciation. Depreciation of Company premises and equipment is computed on the straight-line method over estimated useful lives of 10 to 50 years for premises and 5 to 20 years for equipment, furniture and fixtures. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are netted against the proceeds and any resulting gain or loss is included in the determination of income.

Income taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

Advertising costs - Advertising costs are expensed in the period they are incurred and amounted to $81,830 and $62,670 for December 31, 2006 and 2005, respectively.

Stock Split – In December 2005, the Bank approved and paid a three for two stock split effected in the form of a stock dividend. A total of 598,666 shares were issued as a result of the three for two stock split. All per share calculations have been restated to reflect the split.

Stock Based Compensation – In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, which encouraged companies to recognize expense for stock-based awards based on their estimated value on the date of grant. SFAS 123 permitted companies to account for stock-based compensation based on provisions prescribed in SFAS 123, or based on the authoritative guidance in Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees*. The Bank elected to account for its stock-based compensation in accordance with APB 25, which used the intrinsic value method; however, as required by SFAS 123, the Bank disclosed the pro forma impact on the financial statements assuming the measurement provisions of SFAS 123 had been adopted.

In December 2004, the FASB issued Statement No. 123R, *Shared-Based Payment* ("SFAS 123R"). SFAS 123R is a revision of SFAS No. 123, *Accounting for Stock Based Compensation*, supersedes APB Opinion No. 25 and amends FASB Statement No. 95, *Statement of Cash Flows*. SFAS 123R eliminates the ability to account for share-based compensation using APB Opinion No. 25 and requires that all share-based payments to employees, including grants of employee stock options, to be recognized as compensation in the financial statements using a fair value-based method. SFAS 123R is effective for nonpublic companies as of the beginning of the first annual reporting period that begins after December 15, 2005. SFAS 123R was adopted by the Bank beginning with the year ended December 31, 2006.

SFAS 123R requires public companies to adopt the recognition requirements using either a "modified prospective" method or a "modified retrospective" method. Under the "modified prospective" method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all shared-based payments granted after that date, and based on the

Note 1 - Summary of significant accounting policies (continued)

requirements of SFAS 123R for all unvested awards granted prior to the effective date of SFAS 123R. Under the "modified retrospective" method, the requirements are the same as under the "modified prospective" method, but also permits entities to restate financial statements of previous periods based on pro forma disclosures made in accordance with SFAS 123.

The Bank adopted SFAS 123R under the "modified prospective" method effective January 1, 2006. The Bank has begun to recognize compensation expense for options that have been issued but not yet vested as of January 1, 2006. In addition, options issued after January 1, 2006 will increase compensation expense for 2006 and afterward. In December 2005, the Board of Directors approved the acceleration of vesting of all unvested stock options outstanding prior to December 31, 2005. The Board agreed to accelerate the vesting of options in order to eliminate the recognition of compensation expense associated with the affected unvested options under SFAS No. 123R. Management determined that the acceleration of vesting did not represent a renewal or extension which increased the life of the stock options as contemplated by FIN 44, *Accounting for Certain Transactions involving Stock Compensation* and consequently did not result in a new measurement date for purposes of determining compensation expense. Options that were granted during 2006 resulted in additional compensation expense of $5,697. Future levels of compensation cost recognized related to share-based compensation awards may be impacted by new awards and/or modification, repurchases and cancellations of existing awards after the adoption of this standard.

The following table illustrates the effect on net income and earnings per share if the Bank had applied the fair value recognition provisions of SFAS 123 to options granted under the Bank's stock option plan. For the purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing formula and amortized to expense over the options' vesting periods.

Pro forma information regarding net income and earnings per share have been determined as if the Company had accounted for its employee stock options using the fair value method, and is presented below for the year ended December 31, 2005.

	Year Ended December 31, 2005
Net income, as reported	$1,306,327
Total stock-based compensation expense determined under fair value based method for all awards, net of tax	(172,466)
Pro forma net income	$1,133,861
Earnings per share:	
Basic - as reported	$0.73
Basis - pro forma	$0.63
Diluted - as reported	$0.70
Diluted - pro forma	$0.61

First Capital Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements
Years Ended December 31, 2006 and 2005

Note 1 - Summary of significant accounting policies (concluded)

Comprehensive income - SFAS No. 130, *Reporting Comprehensive Income*, requires the Company to classify items of "Other Comprehensive Income" (such as net unrealized gains (losses) on available-for-sale securities) by their nature in a financial statement and present the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company's other comprehensive income consists of net income and net unrealized gains (losses) on securities available-for-sale, net of income taxes.

Reclassification - Certain reclassifications have been made in the prior year's financial statements to conform to the 2006 presentation.

Note 2 – Restrictions of cash

To comply with Federal Reserve regulations, the Company is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $739,000 for the week including December 31, 2006 and $763,000 for the week including December 31, 2005.

Note 3 – Investment Securities

The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities are as follows: The amortized cost and estimated fair value of debt securities at December 31, 2006, by contractual maturity, were as follows:

	December 31, 2006			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
Available-for-sale				
U.S. Government agencies	$26,976,555	$ -	$271,398	$26,705,157
Mortgage-backed securities	11,214,822	5,501	209,881	11,010,442
Tax-exempt municipal bonds	1,011,202	4,790	616	1,015,376
	$39,202,579	$10,291	$481,895	$38,730,975

	December 31, 2005			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
Available-for-sale				
U.S. Government agencies	$25,005,206	$ -	$317,832	$24,687,374
Mortgage-backed securities	14,241,552	7,341	304,876	13,944,017
Tax-exempt municipal bonds	1,013,572	-	23,545	990,027
	$40,260,330	$7,341	$646,253	$39,621,418

Note 3 – Investment Securities (continued)

The amortized cost, weighted average yield and estimated fair value of debt securities at December 31, 2006, by contractual maturity, were as follows:

	Amortized Cost	Weighted Average Yield	Fair Value
Due in one year or less	$2,999,429	4.22%	$2,997,188
Due after one year through five years	18,578,620	4.41%	18,332,433
Due after five years through ten years	6,491,919	5.72%	6,447,344
Due after ten years	11,132,611	4.52%	10,954,010
	$39,202,579	4.64%	$38,730,975

The following table details unrealized losses and related fair values in the Company's available-for-sale investment securities portfolios. All unrealized losses on investment securities are a result of volatility in the market during 2006 and 2005. At December 31, 2006 there were 27 out of 33 mortgage-backed securities with fair values less than amortized cost. All unrealized losses are considered by management to be temporary given investment security credit ratings, the short duration of the unrealized losses and the intent to hold debt securities in an unrealized loss position greater than twelve months for the foreseeable future. This information is aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2006 and 2005:

	December 31, 2006			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ 4,981,250	$ 11,358	$ 21,723,907	$ 260,040
Mortgage-backed securities	514,282	801	9,221,048	209,080
Tax-exempt municipal bonds	174,386	616	-	-
Total	$ 5,669,918	$ 12,775	$ 30,944,955	$ 469,120

	December 31, 2005			
	Less than 12 Months		12 Months or More	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ 24,200,498	$ 304,711	$ 486,875	$ 13,125
Mortgage-backed securities	3,969,372	73,813	8,635,950	231,059
Tax-exempt municipal bonds	990,027	23,545	-	-
Total	$ 29,159,897	$ 402,069	$ 9,122,825	$ 244,184

First Capital Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements
Years Ended December 31, 2006 and 2005

Note 3 – Investment Securities (concluded)

Restricted equity securities consist of Federal Reserve Bank stock in the amount of $530,700 and $389,700, Federal Home Loan Bank of Atlanta stock in the amount of $1,769,100 and $1,115,300, and Community Bankers Bank stock in the amount of $62,750 and $62,750 as of December 31, 2006 and 2005. Restricted equity securities are carried at cost. The Federal Home Loan Bank requires the Bank to maintain stock in an amount equal to 4.5% of outstanding borrowings and a specific percentage of the members total assets. The Federal Reserve Bank of Richmond requires the Company to maintain stock with a par value equal to 3% of its outstanding capital.

The remainder of restricted securities consists of investments in Limited Liability Companies that provide title insurance and investment services to the Bank's customers. Investment in these Limited Liability Companies was $26,589 and $27,517 as of December 31, 2006 and 2005, respectively. These investments are carried using the equity method.

Securities with a market value of approximately $17,235,900 and $14,707,900 were pledged as collateral at December 31, 2006 and 2005, respectively to secure purchases of federal funds, repurchase agreements, collateral for customer's deposits and collateral to secure public deposits.

Note 4 – Loans

Major classifications of loans are as follows:

	2006 Amount	2005 Amount
Commercial	$22,619,140	$15,312,466
Real estate - residential	62,165,461	57,707,508
Real estate - commercial	63,062,146	49,774,973
Real estate - construction	51,449,972	31,441,791
Consumer	2,387,287	1,798,580
Total loans	201,684,006	156,035,318
Less:		
Allowance for loan losses	1,833,604	1,460,230
Net deferred fees (costs)	98,919	(26,430)
Loans, net	$199,751,483	$154,601,518

A summary of the transactions affecting the allowance for loan losses follows:

	2006	2005
Balance, beginning of year	$1,460,230	$1,084,000
Provision for loan losses	404,300	407,874
Recoveries	550	300
Charge-offs	(31,476)	(31,944)
Balance, end of year	$1,833,604	$1,460,230

Note 4 – Loans (concluded)

The following is a summary of information pertaining to impaired loans:

	2006	2005
Impaired loans with related allowance	$862,360	$845,407
Allowance on impaired loans	$718,212	$537,335
Average balance of impaired loans	$873,810	$879,166
Interest income recognized and collected on impaired loans	$72,947	$59,804

No additional funds are committed to be advanced in connection with impaired loans. Nonaccrual loans excluded from impaired loan disclosure under SFAS 114 amounted to $120,000 and $1,795 at December 31, 2006 and 2005. If interest on these loans had been accrued such income would have approximated $7,090 and $39, respectively. Excluding the nonaccrual loan, there were no loans past due 90 days or more at December 31, 2006 and 2005.

Note 5 - Premises and equipment

Major classifications of these assets are summarized as follows:

	2006	2005
Land	$228,005	$228,005
Building	719,434	719,434
Furniture and equipment	1,581,005	1,288,922
Leasehold improvements	661,739	493,739
	3,190,183	2,730,100
Less acculumated depreciation	1,070,804	747,786
Premises and equipment, net	$2,119,379	$1,982,314

Accumulated depreciation and amortization at December 31 was as follows:

	2006	2005
Building	$23,059	$4,612
Furniture and equipment	816,190	595,750
Leasehold improvements	231,555	147,424
	$1,070,804	$747,786

Certain Company premises and equipment are leased under various operating leases. Rental expense was $507,391 and $513,407 in 2006 and 2005, respectively.

Note 5 - Premises and equipment (concluded)

Future minimum payments, by year and in the aggregate for operating leases with initial or remaining terms in excess of one year as of December 31, 2006 as follows:

	Bank Premises
2007	543,397
2008	483,631
2009	176,244
2010	176,244
Threrafter	213,970
	$1,593,486

Note 6 - Deposits

Major categories of deposits at December 31, 2006 and 2005 follow:

	2006		2005	
	Amount	Average Rate	Amount	Average Rate
Noninterest-bearing deposits				
Demand deposits	$32,878,408	0.00%	$30,425,438	0.00%
Interest-bearing deposits				
Money market and NOW accounts	39,923,566	2.56%	31,508,911	1.66%
Certificates of deposit				
Less than $100,000	68,623,426	4.95%	59,025,498	3.89%
Greater than $100,000	52,877,035	5.10%	41,427,705	4.06%
	$194,302,435		$162,387,552	

Time deposits will mature as follows:

2007	$ 98,196,057
2008	8,756,718
2009	6,932,532
2010	2,297,887
2011	5,317,267
	$121,500,461

The aggregate amount of deposits exceeding $100,000 was $96,841,976 and $73,806,423 at December 31, 2006 and 2005, respectively.

In the normal course of business, the Company has received deposits from directors and executive officers. At December 31, 2006 and 2005, deposits from directors and executive officers were approximately $11.9 million

Note 6 – Deposits (concluded)

and $6.6 million. All such deposits were received in the ordinary course of business on substantially the same terms and conditions, including interest rates, as those prevailing at the same time for comparable transactions with unrelated persons.

Note 7 – FHLB advances, securities sold under repurchase agreements and federal funds purchased

The Company uses both short-term and long-term borrowings to supplement deposits when they are available at a lower overall cost to the Company or they can be invested at a positive rate of return.

As a member of the Federal Home Loan Bank of Atlanta, the Company is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB advances are secured by the pledge of FHLB stock and a blanket lien on qualified 1 to 4 family residential real estate loans and a blanket lien on qualified commercial mortgages.

Advances from the FHLB at December 31, 2006 consist of $5.0 million at 3.17% with a contractual maturity of January 14, 2015 with a January 16, 2007 call provision, $5.0 million at 3.71% with a contractual maturity of June 24, 2015 with a June 24, 2010 one time call provision, $5.0 million at 3.95% with a contractual maturity of April 14, 2015 with a April 14, 2008 call provision, $5.0 million at 4.27% with a contractual maturity of January 27, 2016 with a January 27, 2009 call provision, $5.0 million at 4.02% with a contractual maturity of February 16, 2016 with a February 16, 2007 call provision and $5.0 million at 4.50% with a contractual maturity of December 1, 2011 with a December 2, 2008 call provision.

Aggregate annual maturities of FHLB advances (based on final maturity dates) are as follows:

2011	$5,000,000
2015	15,000,000
2016	10,000,000
Total	$30,000,000

The Bank has outstanding securities sold under repurchase agreements. These agreements are generally corporate cash management accounts for the Bank's larger corporate depositors. These agreements are settled on a daily basis and the securities underlying the agreements remain under the Bank's control.

The Company uses federal funds purchased for short-term borrowing needs. Federal funds purchased represent unsecured and borrowings secured with securities from other banks and generally mature daily.

Note 7 – FHLB advances, securities sold under repurchase agreements and federal funds purchased (concluded)

Maximum outstanding during the year		
FHLB advances	$ 39,000,000	$ 18,000,000
Federal funds purchased	14,716,000	10,317,000
Repurchase agreements	3,090,798	1,620,142
Balance outstanding at end of year		
FHLB advances	30,000,000	18,000,000
Federal funds purchased	6,026,000	10,270,000
Repurchase agreements	1,667,064	680,191
Average amount outstanding during the year		
FHLB advances	25,871,233	11,827,397
Federal funds purchased	1,861,260	2,275,959
Repurchase agreements	1,060,508	697,635
Average interest rate during the year		
FHLB advances	3.94%	3.51%
Federal funds purchased	5.05%	3.83%
Repurchase agreements	4.33%	2.70%
Average interest rate at end of year		
FHLB advances	3.94%	3.75%
Federal funds purchased	5.35%	4.20%
Repurchase agreements	4.83%	3.51%

Note 8 – Subordinated debt

On December 15, 2005, $2.0 million of subordinated debt was issued through a pooled underwriting. The securities have a fixed rate for five years and is payable quarterly. The interest rate at December 31, 2006 was 6.33%. The securities may be redeemed at par beginning December 2010 and each quarter after such date until the securities mature on December 31, 2015.

The Subordinated Debt may be included in Tier 2 capital for regulatory capital adequacy determination purposes up to 50% of Tier 1 capital.

Note 9 – Trust Preferred Securities

On September 9, 2006, FCRV Statutory Trust (the "Trust"), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On September 21, 2006, $5,155,000 of Trust Preferred Capital Notes were issued through a pooled underwriting. The Trust issued $155,000 in common equity to the Company. The securities have a LIBOR-indexed floating rate of interest (three-month LIBOR plus 1.70%) which adjusts, and is payable quarterly. The interest rate at December 31, 2006 was 7.06%. The securities may be redeemed at par beginning on September 15, 2011 and each quarter after such date until the securities mature on September 15, 2036. The principal asset of the Trust is $5,155,000 of the Company's junior subordinated debt securities with like maturities and like interest rates to the Trust Preferred Capital Notes.

The trust preferred securities issued by the Company may be included in Tier 1 capital for regulatory adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the trust preferred securities, not considered as Tier 1 capital, may be included in Tier 2 capital.

The obligations of the Company with respect to the issuance of the Trust Preferred Capital Notes constitute a

Note 9 – Trust Preferred Securities (concluded)

full and unconditional guarantee by the Company of the Trust's obligations with respect to the Trust Preferred Capital Notes. Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Trust Preferred Capital Notes and require a deferral of common dividends.

Pursuant of FASB Interpretation No. 46R, the Company does not consolidate the Trust.

Note 10 - Income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets are as follows:

	2006	2005
Deferred tax assets:		
Allowance for Loan Losses	$536,328	$399,445
Unrealized holding loss on available-for-sale securities	160,005	218,344
	696,333	617,789
Deferred tax liabilities:		
Depreciation	164,050	166,982
Deferred loan costs	202,494	178,591
Prepaids	21,286	-
	387,830	345,573
Net deferred tax asset	$308,503	$272,216

A reconciliation of the federal taxes at statutory rates to the tax provision for the year ended December 31, 2006 and 2005 is as follows:

	2006	2005
Federal statutory rate	$806,554	$669,843
Tax-exempt interest income	(13,959)	(9,603)
Nondeductible expenses	6,715	2,550
Miscellaneous	1,690	1,010
Provision for income taxes expense	$801,000	$663,800

Income tax attributable to income before income tax expense is summarized as follows:

	2006	2005
Current federal income tax expense	$895,626	$608,459
Deferred federal income tax expense (benefit)	(94,626)	55,341
Total	$801,000	$663,800

Note 11 - Related party transactions

In the normal course of business, the Company has made loans to its officers and directors. Total loans at December 31, 2006 amounted to approximately $9,206,114 (including a $1,250,000 loan made to a director in 2002, prior to becoming a director in 2004 and a $50,000 loan made to an officer prior to becoming an employee in 2005) of which approximately $1,695,651 represents unused lines of credit. Total loans to these persons at December 31, 2005 amounted to $7,610,836 of which $997,177 represented unused lines of credit. During 2006, new loans to officers and directors amounted to $2,461,019 and repayments amounted to $1,564,215. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory bank lending limitations.

During the years ended December 31, 2006 and 2005, the Company utilized the services of a law firm for advice on various legal matters. The Chairman of the Board of Directors is also a principal in this law firm. The law firm was approved to provide various legal services to the Company at a cost of $60,824 and $33,924 for the years ended December 31, 2006 and 2005, respectively.

The Company also utilized services of other businesses to acquire office space, furniture and office supplies. Several Board members are involved with the daily activity of these businesses. Total purchases for the years ended December 31, 2006 and 2005 were $22,628 and $35,972, respectively.

Note 12 - Regulatory requirements and restrictions

The Company is subject to various federal and state regulatory requirements, including regulatory capital requirements administered by the federal banking agencies to ensure capital adequacy. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The most recent notification from the regulatory agencies categorized the Bank's capital position as well-capitalized, and meets the definition of well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed this category.

Note 12 - Regulatory requirements and restrictions (concluded)

The Company's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2006						
Total capital to risk weighted assets						
Consolidated	$24,959	12.28%	$16,261	8.00%	$20,326	10.00%
First Capital Bank	$24,402	12.01%	$16,241	8.00%	$20,301	10.00%
Tier 1 capital to risk weighted assets						
Consolidated	$21,125	10.39%	$8,130	4.00%	$12,195	6.00%
First Capital Bank	$20,568	10.13%	$8,120	4.00%	$12,181	6.00%
Tier 1 capital to average adjusted assets						
Consolidated	$21,125	8.80%	$9,606	4.00%	$12,007	5.00%
First Capital Bank	$20,568	8.50%	$9,679	4.00%	$12,099	5.00%
As of December 31, 2005						
Total capital to risk weighted assets						
First Capital Bank	$17,581	11.36%	$12,381	8.00%	$15,476	10.00%
Tier 1 capital to risk weighted assets						
First Capital Bank	$14,121	9.13%	$6,187	4.00%	$9,280	6.00%
Tier 1 capital to average adjusted assets						
First Capital Bank	$14,121	6.98%	$8,092	4.00%	$10,115	5.00%

The amount of dividends payable by the Company depends upon its earnings and capital position, and is limited by federal and state law, regulations and policy. In addition, Virginia law imposes restrictions on the ability of all banks chartered under Virginia law to pay dividends. Under such law, no dividend may be declared or paid that would impair a bank's paid-in capital. Each of the Commission and the FDIC has the general authority to limit dividends paid by the Bank if such payments are deemed to constitute an unsafe and unsound practice.

Note 13 - Commitments and contingent liabilities

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers in the Richmond metropolitan area. These financial instruments include unused lines of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the statement of financial condition. Financial instruments with off-balance-sheet risk are summarized as follows:

Note 13 - Commitments and contingent liabilities (concluded)

	2006	2005
Financial instruments whose contract amounts represent credit risk:		
Unused commercial lines of credit	$72,265,492	$31,313,355
Unused consumer lines of credit	8,016,853	8,368,553
Standby Letter of Credit	3,478,112	1,854,381
Loan commitments	38,169,398	15,506,601
	$121,929,855	$57,042,890

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unused lines of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include personal property, commercial property, residential property, land, and accounts receivable.

Note 14 - Concentration of credit risk

The Company has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Company's customers are residents or operate business ventures in its market area consisting primarily of the Richmond metropolitan area. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Company's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

At times, cash balances at financial institutions are in excess of FDIC insurance coverage. The cash balances are maintained at financial institutions with high credit - quality ratings and the Bank believes no significant risk of loss exists with respect to those balances.

Note 15 – Disclosures about fair value of financial instruments

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks – The carrying amounts of cash and due from banks approximate their fair value.

Available-for-sale securities – Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

Loans receivable – Fair values are based on carrying values for variable-rate loans that reprice frequently and have no significant change in credit risk. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for

Note 15 – Disclosures about fair value of financial instruments (concluded)

commercial real estate and commercial loans are estimated using discounted cash flow analyses and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The interest rates on loans at December 31, 2006 and 2005 are current market rates for their respective terms and associated credit risk.

Deposit liabilities – The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Accrued interest – The carrying amounts of accrued interest approximate their fair values.

Advances from Federal Home Loan Bank – The carrying value of advances from the Federal Home Loan Bank due within ninety days from the balance sheet date approximate fair value. Fair values for convertible advances are estimated using a discounted cash flow calculation that applies interest rates currently being offered on convertible advances with similar remaining maturities.

Federal Funds purchased and repurchase agreements – The carrying value of federal funds purchased and repurchase agreements due within ninety days from the balance sheet date approximate fair value.

Off-balance-sheet instruments – Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and counterparties' credit standings. These are not deemed to be material at December 31, 2006 and 2005.

The estimated fair values of the Company's financial instruments as of December 31, 2006 and 2005 are as follows:

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 12,032,026	$ 12,032,026	$ 10,181,623	$ 10,181,623
Investment securities	38,730,975	38,730,975	39,621,418	39,621,418
Loans receivable, net	199,751,483	199,329,500	154,601,518	153,413,176
Accrued interest	1,425,364	1,425,364	1,100,887	1,100,887
Financial liabilities				
Deposits	$ 194,302,435	$ 194,004,189	$ 162,387,552	$ 162,087,787
FHLB advances	30,000,000	29,507,904	18,000,000	17,878,621
Federal funds purchased	6,026,000	6,026,000	10,270,000	10,270,000
Subordinated debt	7,155,000	7,119,026	2,000,000	2,000,000
Repurchase agreements	1,667,064	1,667,064	680,191	680,191
Unrecognized financial instruments				
Standby letters of credit issued	$ -	$ -	$ -	$ -

Note 16 – Stock option plan

The Company has a First Capital Bancorp, Inc. 2000 Stock Option Plan (the Plan) pursuant to which options may be granted to Directors, officers and key employees. The Plan authorizes grants of options to purchase up to 233,484 shares of the Company's authorized, but unissued common stock. All stock options have been granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options generally have 10-year terms, vest at the rate of 50 percent per year for Directors and 33 1/3 percent per year for employees. In December 2005, the Board of Directors approved the acceleration of vesting of all unvested stock options outstanding prior to December 31, 2005.

A summary of the status of the Company's unvested stock options as of December 31, 2006 and changes during the year then ended is presented below:

Unvested Stock Options	Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2006	-	$ -
Granted	6,000	7.59
Vested	-	-
Forfeitures	-	-
Unvested at December 31, 2006	6,000	$ 7.59

As of December 31, 2006, there was $39,871of total unrecognized compensation costs related to unvested stock options. That cost is expected to be recognized over a period of 2.67 years.

The weighted-average option price and weighted-average remaining term of stock options awarded and not exercised were as follows as of December 31:

	2006	2005
Weighted-average price	$ 9.02	$ 8.74
Weighted-average term (in years)	6.20	7.08

A summary of the stock option activity is as follows:

	Options	Weighted-Average Exercise Price
Balance at January 1, 2005	182,250	$8.06
Granted	23,625	14.01
Options outstanding December 31, 2005	205,875	8.74
Granted	6,000	18.50
Options outstanding December 31, 2006	211,875	$9.02

Note 16 – Stock option plan (concluded)

The following table summarizes information about stock options outstanding as December 31, 2006:

	Options Outstanding and Exercisable		
Exercise Prices	Number Outstanding and Exercisable at December 31, 2006	Weighted Average Remaining Contractual Life	Weighted-Average Exercise Price
$5.32 to $7.00	84,750	4.4 years	$6.20
$7.07 to $10.00	83,250	6.8 years	$9.45
$10.57 to $18.50	43,875	8.4 years	$13.62
	211,875		

The aggregate intrinsic value of options outstanding was approximately $3.8 million, options exercisable was approximately $3.7 million, and options unvested and expected to vest was approximately $107,700 at December 31, 2006.

No options were exercised during the years ended December 31, 2006 and 2005.

The Company estimates the fair value of each option grant on the date of the grant using the Black-Scholes option-pricing model. Additional valuation and related assumption information for the Company's stock option plan is presented below:

	Year Ended December 31,	
	2006	2005
Weighted average per share fair value of options granted during the year	$7.59	$4.77
Dividend yield	0.00%	0.00%
Expected life	6 years	6 years
Expected volatility	31.96%	15.75%
Average Risk-free interest rate	4.96%	4.30%

Note 17 – Other employee benefit plans

During April 1999, the Company instituted a contributory thrift plan through the Virginia Bankers Association, covering all eligible employees. Participants may make contributions to the plan during the year, with certain limitations. During 2006 and 2005, the Company contributed to the plan an amount equal to seventy-five percent of the first six percent contributed. The participants are 100% vested upon three years of service to the Company. Expenses amounted to $91,252 and $76,779 in 2006 and 2005, respectively.

Note 18 – Earnings per share

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. *Diluted* EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity.

The basic and diluted earnings per share calculations are as follows:

	For the Years Ended December 31,	
	2006	2005
Net income (numerator, basic and diluted)	$1,571,219	$1,306,327
Weighted average number of shares outstanding (denominator)	1,796,021	1,796,021
Earnings per common share - basic	$0.87	$0.73
Effect of dillutive securities:		
Weighted average number of shares outstanding	1,796,021	1,796,021
Effect of stock options	92,731	63,489
Diluted average shares outstanding (denominator)	1,888,752	1,859,510
Earnings per common share - assuming dilution	$0.83	$0.70

Note 19 – Impact of Recently Issued Accounting Standards

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.* This Statement amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* and resolves issues in Statement No. 133 Implementation Issue No. D1, *Application of Statement 133 to Beneficial Interests in Securitized Financial Assets*. The provisions of this Statement are effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on the financial statements of the Bank.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140.* This Statement amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125* with respect to the accounting for separately recognized servicing assets and servicing liabilities. The provisions of this Statement are effective for fiscal years beginning after September 15, 2006. The adoption of SFAS No. 156 is not expected to have a material impact on the financial statements of the Bank.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and

Note 19 – Impact of Recently Issued Accounting Standards (concluded)

interim periods within those fiscal years. The Company does not expect the adoption of this new standard to have a material effect on the Bank's results of operations or consolidated financial position.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)," which requires a business entity to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No. 158 also requires a business entity to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of this statement are effective as of the end of the first fiscal year ending after December 15, 2006. The adoption of SFAS No. 158 is not expected to have a material impact on the financial statements of the Bank.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109," which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of this new standard to have a material effect on the Bank's results of operations or consolidated financial position.

Note 20 – Condensed Financial Information – Parent Company Only

FIRST CAPITAL BANCORP, INC.
(Parent Corporation Only)

Balance Sheet
December 31, 2006

Assets	
Cash on deposit with subsidiary bank	$366,640
Investment is subsidiary	20,256,983
Investment is special purpose subsidiary	155,000
Other assets	50,656
	$20,829,279
Liabilities and Stockholder's Equity	
Trust preferred debt	$5,155,000
Other liabilities	15,164
Total liabilities	5,170,164
Stockholders' Equity	
Common stock	7,184,084
Additional paid-in capital	6,010,352
Accumulated other comprehensive (loss)	(311,598)
Retained earnings	2,776,277
Total stockholders' equity	15,659,115
	$20,829,279

First Capital Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2006 and 2005

Note 20 – Condensed Financial Information – Parent Company Only (continued)

FIRST CAPITAL BANCORP, INC.

(Parent Corporation Only)

Statement of Income

Period From Inception to December 31, 2006

Income	
Dividends	$3,051
Expenses	
Interest	101,460
Legal	42,659
Other expenses	7,000
Total Expenses	151,119
Net income before tax benefit	(148,068)
Income tax benefit	(50,200)
Net loss before undistributed equity in subsidiary	(97,868)
Undistributed equity in subsidiary	1,669,087
Net income	$1,571,219

Note 20 – Condensed Financial Information – Parent Company Only (concluded)

FIRST CAPITAL BANCORP, INC.
(Parent Corporation Only)

Statement of Cash Flows
Period from Inception to December 31, 2006

Cash Flows from Operating Activities	
Net income	$1,571,219
Adjustments to reconcile net income to net cash provided by operating activities	
Undistributed earnings of subsidiary	(1,669,087)
Increase in other assets	(50,656)
Increase in other liabilities	15,164
Net cash used in operations	(133,360)
Cash Flows from Investing Activities	
Investment in FCRV Statutory Trust 1	(155,000)
Capital contribution to subsidiary	(4,500,000)
Net cash used in investing activities	(4,655,000)
Cash Flows from Financing Activities	
Proceeds for issuance of subordinated debt	5,155,000
Net cash provided by financing activities	5,155,000
Net increase in cash	366,640
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$366,640

SUMMARY FINANCIAL INFORMATION

The following consolidated summary sets forth our selected financial data for the periods and at the dates indicated. The selected financial data have been derived from our audited financial statements for each of the five years that ended December 31, 2006, 2005, 2004, 2003 and 2002. You also should read the detailed information and the financial statements included elsewhere in this prospectus.

	At or For the Years Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except ratios and per share amounts)				
Balance Sheet Data:					
Assets	$257,241	$209,529	$152,647	$115,148	$100,656
Gross loans, net of unearned income	201,585	156,062	108,698	72,641	54,981
Deposits	194,302	162,388	128,658	104,726	88,878
Shareholders' equity	15,659	13,970	12,990	9,234	6,921
Average shares outstanding, basic	1,796	1,796	1,796	1,488	1,147
Average shares outstanding, diluted	1,889	1,860	1,849	1,530	1,162
Income Statement Data:					
Interest income	$15,263	$10,533	$6,740	$5,164	$4,277
Interest expense	7,691	4,134	2,388	2,235	2,270
Net interest income	7,572	6,399	4,352	2,929	2,007
Provision for loan losses	404	408	346	250	320
Net interest income after provision for loan losses	7,168	5,991	4,006	2,679	1,687
Noninterest income	465	272	270	284	277
Noninterest expense	5,261	4,293	3,406	2,590	1,842
Income before income taxes	2,372	1,970	870	373	122
Income tax expense (benefit)	801	664	296	127	(459)
Net income	$1,571	$1,306	$574	$246	$581
Per Share Data: [1]					
Basic earnings per share	$0.87	$0.73	$0.32	$0.17	$0.51
Diluted earnings per share	0.83	0.70	0.31	0.16	0.50
Book value per share	8.72	7.78	7.23	6.19	6.00
Asset Quality Ratios:					
Non-performing loans to total loans	0.06%	0.00%	0.00%	0.01%	0.11%
Non-performing assets to total assets	0.05	0.00	0.00	0.01	0.06
Net loan charge-offs to average loans	0.02	0.02	0.00	0.11	0.86
Allowance for loan losses to total loans	0.91	0.94	1.00	1.01	1.00
Selected Performance Ratios:					
Return on average assets	0.69%	0.72%	0.42%	0.23%	0.70%
Return on average equity	10.74	9.70	5.87	2.67	9.04
Efficiency ratio	65.46	64.35	73.69	80.61	80.65
Net interest margin	3.41	3.68	3.39	2.84	2.51
Equity to assets	6.09	6.67	8.51	8.02	6.88
Tier 1 risk-based capital ratio	10.39	9.13	12.46	12.01	9.41
Total risk-based capital ratio	12.28	11.36	13.51	12.42	10.43
Leverage ratio	8.80	6.98	8.74	7.86	6.42

[1] Amounts have been adjusted to reflect the three-for-two stock split of our common stock on December 28, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the results of operations and financial condition, liquidity and capital resources. This discussion should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements.

Overview

We are headquartered in Glen Allen, Virginia and conduct our primary operations through our wholly owned subsidiary, First Capital Bank. The bank is a community bank serving the greater Richmond metropolitan area which includes the counties of Henrico, Chesterfield and Hanover, the Town of Ashland and the City of Richmond, Virginia. We target small to medium-sized businesses and consumers in our market area and emerging suburbs outside of the greater Richmond metropolitan area. In addition, the bank strives to develop personal, knowledgeable relationships with it customers, while at the same time offering products comparable to statewide regional banks located in its market area. We believe that the marketing of customized banking services has enabled it to establish a niche in the financial services marketplace in the Richmond metropolitan area.

We generate a significant amount of our income from the net interest income earned by the bank. Net interest income is the difference between interest income and interest expense. Interest income depends on the amount of interest-earning assets outstanding during the period and the interest rates earned thereon. Interest expense is a function of the average amount of deposits and borrowed money outstanding during the period and the interest rates paid thereon. The quality of the assets further influences the amount of interest income lost and the amount of additions to the allowance for loan losses.

For the years ended December 31, 2006 and 2005, we continued to realize the benefit of high growth rates in both assets and net interest income. Our total assets increased to $257.2 million at December 31, 2006, compared to $209.5 million at December 31, 2005, representing an increase of $47.7 million or 22.8%. Our total assets of $209.5 million on December 31, 2005 increased 37.3% from our December 31, 2004 balance of $152.6 million.

Gross loans, net of unearned income, at December 31, 2006 were $201.6 million, an increase of $45.5 million, or 29.1%, from the December 31, 2005 amount of $156.1 million. For the year 2005, gross loans, net of unearned income increased $47.4 million or 43.6%. Loan growth of approximately $92.9 million over the last two years was accomplished without sacrificing credit quality. Nonaccrual loans totaled $120 thousand and $2 thousand at December 31, 2006 and 2005, respectively. Excluding nonaccrual loans, there were no loans delinquent 90 days or more at December 31, 2006 and at December 31, 2005. Additional loan officers, a solid local economy and strong underwriting contributed to the superior loan growth we experienced.

Deposits increased $31.9 million to $194.3 million at December 31, 2006 from the balance at December 31, 2005. Certificates of deposit increased $21.0 million or 21.0% and represent 62.5% of deposits with maturities ranging from six months to five years. Money market accounts and NOW accounts increased $8.4 million with the introduction of the Capital Reserve Account during 2006 which has a variable rate tied to the stated Fed funds rate. Low cost demand deposits increased 8.1% or $2.5 million to $32.9 million at December 31, 2006. The steady rise in short term interest rates over the last two years contributed to the 86.1% increase in interest expense in 2006.

The net interest margin was 3.41% for the year ended December 31, 2006 compared to 3.68% for the same period in 2005. The decline is attributed to both the flattening of the yield curve and the steady rise in shorter interest rates on deposits and borrowed money to fund the growth in earning assets.

Total noninterest expense increased 22.5% or $967 thousand from $4.3 million for the year ended December 31, 2005 to $5.3 million for the year ended December 31, 2006. Additions to staff to support business development and retail branching contributed to the increase in salaries and employee benefits. Two experienced lenders were hired to support development of the construction division and loan origination function. Occupancy and depreciation expense increased as the result of the opening of the new Forest Office Park branch. Professional services increased 71.3% to $148 thousand for the year ended December 31, 2006 as the result of formation of the holding company First Capital Bancorp, Inc. and filings with the Securities and Exchange Commission.

As of December 31, 2006 and 2005, our regulatory capital levels exceeded those established for well-capitalized financial institutions.

Critical Accounting Policies

The financial condition and results of operations presented in the consolidated financial statements, the accompanying notes to the consolidated financial statements and this section are, to a large degree, dependent upon our accounting policies. The selection and applications of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

First Capital Bank's critical accounting policy relates to the evaluation of the allowance for loan losses which is based on management's opinion of an amount that is adequate to absorb loss in the bank's existing portfolio. The allowance for loan losses is established through a provision for loan loss based on available information including the composition of the loan portfolio, historical loan losses (to the extent available due to limited history), specific impaired loans, availability and quality of the collateral, age of the various portfolios, changes in local economic conditions, and loan performance and quality of the portfolio. Different assumptions used in evaluating the adequacy of the bank's allowance for loan losses could result in material changes in its financial condition and results of operations. The bank's policies with respect to the methodology for determining the allowance for loan losses involve a high degree of complexity and require management to make subjective judgments that often require assumptions or estimates about certain matters. This critical policy and its assumptions are periodically reviewed with the bank's Board of Directors.

The bank evaluates various loans individually for impairment as required by Statement of Financial Accounting Standard ("SFAS") No. 114, Accounting by Creditors for Impairment of a Loan, and SFAS No. 118, Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures. Loans evaluated individually for impairment include non-performing loans, loans past due by 30 days or more, and other loans selected by management. The evaluations are based upon discounted expected cash flows or collateral valuations. If the evaluation shows that a loan is individually impaired, then a specific reserve is established for the amount of impairment. If a loan evaluated individually is not impaired, then the loan is assessed for impairment under SFAS No. 5, Accounting for Contingencies, with a group of loans that have similar characteristics.

For loans without individual measures of impairment, the bank makes estimates of losses for groups of loans as required by SFAS No. 5. Loans are grouped by similar characteristics, including the type of loan and general collateral type. A loss rate range reflecting the expected loss inherent in a group of loans is derived based upon estimates of default rates for a given collateral type, terms of the loan, borrower and industry concentrations, levels and trends in delinquencies and charge-off and recovery experience.

The amount of estimated impairment of individually evaluated loans and the range of estimated losses for groups of loans are added together for a total range of estimated loan losses. This range of estimated losses is compared to the allowance for loan losses of the bank as of the evaluation date and, if the range of estimated losses is greater than the allowance, an additional provision to the allowance would be make. If the range of estimated losses is less than the allowance, the degree to which the allowance exceeds the range of estimated losses is evaluated to determine whether a reduction to the allowance would be necessary. If different assumptions or conditions were to prevail and it is determined that the allowance is not adequate to absorb the new estimate of probable losses, an additional provision for loan losses would be make, which amount may be material to the consolidated financial statements.

Results of Operations

Net Income

Net income for the year ended December 31, 2006 increased 20.3% to $1.6 million from $1.3 million for the year ended December 31, 2005. Returns on equity and assets for the year ended December 31, 2006 were 10.74% and 0.69%, respectively, compared to 9.69% and 0.72% for the year ended December 31, 2005. Our continued focus on loan growth resulted in an increase in interest income. Interest on loans increased $4.3 million to $13.3 million for the year ended December 31, 2006, compared to $9.0 million for the comparable period in 2005. Operations have been impacted by increased funding costs. Total interest expense was $7.7 million for the year ended December 31, 2006, compared to $4.1 million for the year ended December 31, 2005.

For 2006, earnings per diluted share were $0.83 compared to $0.70 and $0.31 for 2005 and 2004, respectively.

The following table reflects an analysis of our net interest income using the daily average balance of our assets and liabilities as of the periods indicated.

Average Balances, Income and Expenses, Yields and Rates

	Year Ended December 31,					
	2006			2005		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)					
Assets:						
Loans, net of unearned income [1]	$177,050	$13,263	7.49%	$133,392	$8,971	6.73%
Investment securities:						
U.S. Agencies	25,307	1,125	4.45	18,386	746	4.0
Mortgage backed securities	12,702	521	4.10	17,070	626	3.67
Municipal securities	1,012	41	4.05	838	34	4.06
Other investments	1,955	115	5.88	1,211	57	4.71
Total investment securities	40,976	1,802	4.40	37,505	1,463	3.90
Federal funds sold	3,884	198	5.10	2,971	99	3.33
Total earning assets	$221,910	$15,263	6.88%	$173,868	10,533	6.06%
Cash and cash equivalents	6,313			5,911		
Allowance for loan losses	(1,666)			(1,276)		
Other assets	2,018			2,235		
Total assets	$228,575			$180,738		
Liabilities and Stockholders' Equity:						
Interest bearing liabilities:						
Interest checking	$6,666	$34	0.51%	$6,288	$31	0.49%
Money market deposit accounts	24,829	754	3.04	23,612	401	1.70
Statement savings	734	11	1.50	1,039	9	0.87
Certificates of deposit	119,838	5,505	4.59	90,336	3,164	3.50
Total interest-bearing deposits	$152,067	$6,304	4.15%	$121,275	$3,605	2.97%
Federal funds purchased	1,760	94	5.34	2,261	89	3.94
Repurchase agreements	1,041	46	4.42	698	19	2.72
Subordinated debt	3,440	227	6.60	93	6	6.45
FHLB advances	25,460	1,020	4.01	11,827	415	3.51
Total interest-bearing liabilities	$183,768	$7,691	4.19%	$136,154	$4,134	3.04%
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	27,783			29,168		
Other liabilities	2,393			1,943		
Total liabilities	30,176			31,111		
Shareholders' equity	14,631			13,473		
Total liabilities and shareholders' equity	$228,575			$180,738		
Net interest income		$7,572			$6,399	
Interest rate spread			2.69%			3.02%
Net interest margin			3.41%			3.68%
Ratio of average interest earning assets to average interest-bearing liabilities			120.76%			127.70%

[1] For purposes of these computations, nonaccrual loans are included in average loans.

Net Interest Income

Net interest income represents our principal source of earnings. Net interest income is the amount by which interest generated from earning assets exceeds the expense of funding those assets. Changes in volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income.

Year ended December 31, 2006 compared to year ended December 31, 2005

Net interest income for 2006 increased to $7.6 million, a $1.2 million increase over the $6.4 million reported for 2005. The increase in our net interest income in 2006 resulted from the 27.6% increase in average earning assets and 82 basis points increase in the average rate earned on average earning assets. The 82 basis points increase in earning assets yield was offset by a 115 basis point increase in the cost of funding. The net interest margin decreased during 2006 by 27 basis points to 3.41%. The average balance in our securities portfolio increased by $3.5 million, while the yield increased 50 basis points to 4.40%. Our average loan portfolio volume increase $43.7 million or 32.7%. The average yield on the loan portfolio increased 76 basis points to 7.49%. Loan demand was strong throughout most of 2006. Growth in the loan portfolio coupled with the increase in loan yields produced a 47.8% increase in loan interest income.

The average balance of interest-bearing deposits increased $30.8 million as the cost of deposits increased 118 basis points. Interest expense on deposits increased $2.7 million or 74.9%, to $6.3 million for the year ended December 31, 2006. Average balance of certificates of deposit increased $29.5 million as the cost of certificates increased 109 basis points. The percentage of certificates of deposits to total deposits increased from 61.9% in 2005 to 62.5% in 2006. The cost of money market accounts increased 134 basis points from 1.70% for the year 2005 to 3.04% for the year 2006. Higher short term rates and the introduction of the Capital Reserve Account with a variable rate tied to fed funds, resulted in the increase in cost. The Capital Reserve Account, which was introduced in June 2006, had a balance of $16.1 million at December 31, 2006.

Average advances from the Federal Home Loan Bank of Atlanta ("FHLB") increased $13.6 million during 2006. Average cost of those advances increased 50 basis points. Advances from the FHLB were used to augment deposits in supporting the loan growth of the bank. Interest expense of FHLB advances increased $605 thousand or 145.9% over 2005 to $1.0 million for the year ended December 31, 2006.

Average subordinated debt and other borrowed money increased $3.3 million during 2006. During September 2006, $5.2 million of Trust Preferred Capital Notes were issued at a LIBOR-indexed floating rate of interest (three-Month LIBOR plus 1.70%) which adjusts quarterly. The rate was 7.06% at December 31, 2006, down from 7.09% upon issuance in September 2006.

The following table summarizes net interest income attributable to changes in the volume of interest-earning assets and interest bearing liabilities compared to changes in interest rates.

	2006 vs. 2005 Increase (Decrease) Due to Changes in:			2005 vs. 2004 Increase (Decrease) Due to Changes in:		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
Earning Assets:						
Loans, net of unearned income	$2,936	$1,356	$4,292	$2,451	$982	$3,433
Investment securities	163	176	339	138	168	306
Federal funds sold	30	69	99	(2)	55	53
Total earning assets	$3,129	$1,601	$4,730	$2,587	$1,205	$3,792
Interest-Bearing Liabilities:						
Interest checking	$2	$1	$3	$6	$(7)	$(1)
Money market deposit accounts	21	332	353	(44)	87	43
Statement savings	(3)	5	2	(1)	(1)	(2)
Certificates of deposit	1,033	1,308	2,341	864	435	1,299
Federal funds purchased	(20)	25	5	27	52	79
Repurchase agreements	9	18	27	3	12	15
Subordinated debt	216	5	221	-	6	6
FHLB advances	478-	127	605	62	244	306
Total interest-bearing liabilities	$1,736	$1,821	$3,557	$917	$828	$1,745
Change in net interest income	$1,393	($220)	$1,173	$1,670	$377	$2,047

Year ended December 31, 2005 compared to year ended December 31, 2004

The Federal Open Market Committee increased federal funds rates eight times during 2005 resulting in prime increases from 5.25% to 7.25% as of December 31, 2005. Net interest income for 2005 increased $2.0 million to $6.4 million or 47.0% from net interest income of $4.4 million in 2004. The growth in net interest income was due to the increase in average interest-earning assets which was the result of growth in the loan portfolio funded by the growth in deposits and other borrowings and an increase in the net interest margin. The net interest margin increased to 3.68% for the year ended December 31, 2005 from 3.38% for 2004. The average rate on earning assets increased 83 basis points from 5.23% in 2004 to 6.06% in 2005 and the average rate on interest-bearing liabilities increased 73 basis points from 2.31% in 2004 to 3.04% in 2005. The ratio of average interest-earning assets to average interest bearing liabilities increased from 124.4% for the year 2004 to 127.7% for the year 2005.

Provision for Loan Losses

The provision for loan losses for the year ended December 31, 2006 was $404 thousand compared to $408 thousand for the year ended December 31, 2005. We are committed to making loan loss provisions that maintain an allowance that adequately reflects the risk inherent in our loan portfolio. This commitment is more fully discussed in the "Asset Quality" section below.

Noninterest Income

Year ended December 31, 2006 compared to year ended December 31, 2005

Noninterest income has been and will continue to be an important factor for increasing profitability. We continue to consider areas where noninterest income can be increased.

Noninterest income increased 70.8% to $465 thousand for the year ended December 31, 2006 compared to $272 thousand for the same period in 2005.

Fees on deposits increased 75.6% to $166 thousand for the year ended December 31, 2006 compared to $95 thousand for the same period in 2005. NSF and returned check fees increased from $74 thousand for the year ended December 31, 2005 to $132 thousand for the year ended December 31, 2006 an 79.6% increase. Other noninterest income increased $75 thousand or 39.8% to $264 thousand as compared to $189 thousand for the comparable period in 2005. ATM fees increased 100.0% to $64 thousand for the year ended December 31, 2006 as compared to $32 thousand for the comparable period in 2005. Fees on mortgage loans were $34 thousand for the year ended December 31, 2006. A new mortgage origination division was established in September 2006 to increase noninterest income.

Year ended December 31, 2005 compared to year ended December 31, 2004

Noninterest income increased to $272 thousand in 2005 from $270 thousand in 2004. Excluding security transactions, noninterest income increased 44.8%. Fees on deposit accounts increased $27 thousand or 39.5% as deposit accounts increased. The bank's income from ownership of limited liability companies that issue title insurance policies and provide investment opportunities to our customers increased 26.7% from $33 thousand in 2004 to $41 thousand in 2005. ATM fees increased 32.2% over 2004 to $32 thousand due to additional branches and volume of deposit accounts. The noninterest income for 2004 represented gains on sale of securities of $74 thousand. Due to raising interest rates, security sales in 2005 resulted in a loss of $12 thousand.

Noninterest Expense

Year ended December 31, 2006 compared to year ended December 31, 2005

Total noninterest expense increased 22.5% to $5.3 million for the year ended December 31, 2006, compared to $4.3 for 2005. When taken as a percentage of total average assets for the year, noninterest expense was 2.3% of average assets for 2006 compared to 2.4% for 2005.

Salaries and employee benefits increased 29.3% to $2.6 million compared to $2.0 million for 2005. Additions to staff to support business development, retail branching and the formation of a construction division team have contributed to the increase in salaries and employee benefits. The staffing and opening of the Forest Office Park branch in 2006 also contributed to the increases in 2006.

Occupancy expense increased 0.93% during 2006 to $602 thousand as compared to $596 thousand for 2005. The addition of the Forest Office Park branch in September 2006 resulted in additional occupancy expense for 2006.

Data processing expense increased 1.02% to $428 thousand for 2006 as compared to $423 thousand for 2005. The increase is related to increase cost for the new branch opened in 2006 and volume increases at existing branches.

Other expense increased $163 thousand or 20.2% for 2006 as compared to $807 thousand for 2005. The increase resulted from increases in various expense categories, including advertising, insurance, director fees and office supplies, due to our growth.

Professional fees which include legal, accounting and audit increased 71.3% to $148 thousand for the year ended December 31, 2006 from $86 thousand for 2005. Formation of the holding company, registration with the Security and Exchange Commission and compliance with Sarbanes Oxley contributed to the increase in professional fees.

Virginia capital stock tax increased 43.6% to $184 thousand for 2006 as compared to $128 thousand for 2005. An additional $4.5 million of capital in the bank resulted in the increase in the capital stock tax.

Depreciation expense increased $86 thousand or 36.5% to $323 thousand for the year ended December 31, 2006 as compared to $237 thousand for the comparable period in 2005. The addition of fit-up of the new branch and related equipment and the relocation of the leased Ashland branch to an owned, free standing building in Ashland accounted for the increase in depreciation expense. Additional equipment depreciation associated with employee infrastructure also contributed to the increase.

Year ended December 31, 2005 compared to year ended December 31, 2004

Noninterest expenses were $4.3 million in 2005 compared to $3.4 million in 2004, and increase of $887 thousand, or 26.1%. Salaries and employee benefits represented the largest increase, increasing from $1.5 million in 2004 to $2.0 million, a $522 thousand or 34.9% increase. This increase as well as other increases in noninterest expenses was primarily attributable to the growth of the bank, a full year of operating expenses related to the opening of the Staples Mill office in 2004 and the relocation of the leased Ashland branch to an owned free standing office in 2005.

While the bank's growth necessitated an increase in staff, space and operating expenses, the bank was able to increase its productivity and improve its efficiency ratio (that is, the cost of producing each dollar of revenue) from 73.7% in 2004 to 64.4% in 2005.

Income Taxes

Our reported income tax expense was $801 thousand for 2006 and $664 thousand for 2005. Our effective tax rate for 2006 was 33.8% compared to 33.7% for 2005. Note 10 of our consolidated financial statements provides a reconciliation between the amount of income tax expense computed using the federal statutory rate and our actual income tax expense. Also included in Note 10 to the consolidated financial statements is information regarding the principal items giving rise to deferred taxes for the two years ended December 31, 2006 and 2005.

Financial Condition

Assets

Our total assets increased to $257.2 million at December 31, 2006, compared to $209.5 million at December 31, 2005 representing an increase of $47.7 million or 22.8%. Total average assets increased 26.5% from $180.7 million for the year ended December 31, 2005 to $228.6 million for the same period of 2006. Average stockholders' equity increased 8.6% or $1.2 million over the same period.

Our total assets were $209.5 million as of December 31, 2005, up $56.9 million or 37.3% from the $152.6 million level at December 31, 2004. Securities increased $11.1 million or 37.3% from 2004 to 2005. Total loans, net of allowances for loan losses and deferred loan fees, increased by $47.0 million or 43.7% from 2004 to 2005, while deposits increased $33.7 million or 26.2% during the same period. Borrowings from the Federal Home Loan Bank and subordinated debt increased $12.0 million during 2005.

Loans

Our loan portfolio is the largest and most profitable component of our earning assets. Total loans, which exclude the allowance for loan losses and deferred loans fees, at December 31, 2006 were $201.7

million, an increase of $45.7 million from December 31, 2005 amount of $156.0 million. We continue to see increases in real estate construction loans, which were $51.4 million at December 31, 2006 or 25.5% of total loans. Residential and commercial real estate increased $17.7 million during 2006 and represent 62.1% of total loans. Additional lenders and a solid local economy have contributed to the loan growth. The allowance for loan losses was $1.8 million or 0.91% of total loans outstanding at December 31, 2006.

Major classifications of loans are as follows:

	2006	2005	2004	2003	2002
			(Dollars in thousands)		
Commercial	$22,619	$15,312	$13,651	$14,275	$12,269
Real estate - residential	62,166	57,708	48,451	26,604	13,336
Real estate - commercial	63,062	49,775	30,741	23,907	22,766
Real estate - construction	51,450	31,442	14,324	6,165	4,001
Consumer	2,387	1,799	1,494	1,690	2,609
Total loans	$201,684	$156,036	$108,661	$72,641	$54,981
Less:					
Allowance for loan losses	$1,834	$1,460	$1,084	$736	$552
Net deferred fees (costs)	99	(26)	(37)	19	34
Loans, net	$199,751	$154,602	$107,614	$71,886	$54,395

Our loan portfolio totaled 79.8% of average earning assets in 2006, up from 76.7% in 2005. At December 31, 2006, we had no concentration of loans in any one industry exceeding 10%. However, because of the nature of our market, loan collateral is predominantly real estate.

	December 31, 2006			
	One Year or Less	After One Year Through Five Years	After Five Years	Total
		(Dollars in thousands)		
Commercial	$7,409	$12,364	$2,846	$22,619
Real estate construction	45,137	5,306	1,007	51,450
Total	$52,546	$17,670	$3,853	$74,069
Loans with:				
Fixed Rates	$4,692	$13,565	$904	$19,161
Variable Rates	47,854	4,105	2,949	54,908
	$52,546	$17,670	$3,853	$74,069

Asset Quality

We have policies and procedures designed to control credit risk and to maintain the quality of our loan portfolio. These include underwriting standards for new originations and ongoing monitoring and reporting of asset quality and adequacy of the allowance for loan losses. Nonaccrual loans were $120 thousand at December 31, 2006 compared to $2 thousand at December 31, 2005.

Non-performing Assets

We place loans on non-accrual when the collection of principal and interest is doubtful, generally when a loan becomes 90 days past due. There are three negative implications for earnings when we place a loan on non-accrual status. First, all interest accrued but unpaid at the date that the loan is placed on non-accrual status is either deducted from interest income or written off as a loss. Second, accruals on interest are discontinued until it becomes certain that both principal and interest can be repaid. Finally, there may be actual losses that require additional provisions for loan losses to be charged against earnings.

	December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Non-accrual loans	$120	$2	$3	$6	$64
Accruing loans greater than 90 days past due	-	-	-	-	-
Non-performing assets to period end loans	0.06%	0.00%	0.00%	0.01%	0.11%

Allowance for Loan Losses

For a discussion of our accounting policies with respect to the allowance for loan losses, see "Critical Accounting Policies – Allowance for Loan Losses" above.

The following table depicts the transactions, in summary form, that occurred to the allowance for loan losses in each year presented:

	December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Balance, beginning of year	$1,460	$1,084	$736	$552	$604
Loan charge-off:					
Commercial	21	31	-	62	370
Real estate - residential	-	-	-	-	-
Real estate - commercial	-	-	-	-	-
Real estate - construction	10	-	-	-	-
Consumer	-	1	-	12	2
Total loans charged-off	$31	$32	$0	$74	$372
Recoveries:					
Commercial	$1	$-	$3	$8	$-
Real estate - residential	-	-	-	-	-
Real estate - commercial	-	-	-	-	-
Real estate - construction	-	-	-	-	-
Consumer	-	-	1	-	-
Total recoveries	$1	$0	$2	$8	$0
Net charge-offs	30	32	(2)	66	372
Additions charge to operations	404	408	346	250	320
Balance, end of year	$1,834	$1,460	$1,084	$736	$552
Ratio of allowance for loan losses to loans outstanding at end of period	0.91%	0.94%	1.00%	1.01%	1.01%
Ratio of new charge-offs (recoveries) to average loans outstanding during the period	0.02%	0.02%	0.00%	0.11%	0.86%

The allowance for loan losses at December 31, 2006 was $1.8 million compared to $1.5 million at December 31, 2005. The allowance for loan losses was 0.91% of total loans outstanding at December 31, 2006 compared to 0.94% at December 31, 2005. The provision for loan losses was $404 thousand for 2006 compared to $408 thousand for 2005. The provision for loan losses decreased slightly due to the decrease in net new loans during 2006 as compared to 2005. Net charge-offs were $31 thousand and $32 thousand for the years ended December 31, 2006 and 2005, respectively.

The allowance for loan losses at December 31, 2005 was $1.5 million, a $376 thousand increase over December 31, 2004. The provision for loan losses increased from $346 thousand for the year ended December 31, 2004 to $408 thousand for the comparable period in 2005. Net new loans increased from $36.0 million in 2004 to $47.4 million in 2005 resulting in an increase in the provision for loan losses. Net recoveries during 2004 were $2 thousand.

The following table shows the balance and percentage of our allowance for loan losses allocated to each major category of loan:

	Commercial & Industrial		Real Estate Mortgage		Real Estate Construction		Consumer	
	Allowance for Loan Loss	Percent of Loan in Category to Total Loans	Allowance for Loan Loss	Percent of Loan in Category to Total Loans	Allowance for Loan Loss	Percent of Loan in Category to Total Loans	Allowance for Loan Loss	Percent of Loan in Category to Total Loans
	(Dollars in thousands)							
2006	$762	11.22%	$633	62.09%	$437	25.51%	$2	1.18%
2005	556	9.82%	627	68.88%	275	20.15%	2	1.15%
2004	453	12.56%	469	72.88%	160	13.18%	2	1.38%
2003	389	19.65%	280	69.54%	65	8.49%	2	2.32%
2002	290	22.31%	200	65.66%	60	7.28%	2	4.75%

We have allocated the allowance according to the amount deemed reasonably necessary to provide for the possibility of losses being incurred within each of the above categories of loans. The allocation as shown in the table should not be interpreted as an indication that loan losses in future years will occur in the same proportions that they may have in prior years or that the allocation indicates future loan loss trends.

Securities

We account for securities under FASB Statement No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. We have designated all securities in the investment portfolio as "available for sale" as further defined in Note 3 to our consolidated financial statements. Available for sale securities are required to be carried on the financial statements at fair value. The unrealized gains or losses, net of deferred income taxes, are reflected in stockholders' equity.

The market value of the available for sale securities at December 31, 2006 and 2005 was $38.7 million and $39.6 million, respectively. The unrealized loss on the available for sale securities was $312 thousand at December 31, 2006 as compared to $424 thousand at December 31, 2005. The net market value loss at December 31, 2006 is reflective of the continued rise in market interest rates.

The carrying values of securities available for sale at the dates indicated were as follows:

	December 31,		
	2006	2005	2004
	(Dollars in thousands)		
U.S. Government securities	$26,705	$24,687	$9,481
Mortgage-backed securities	11,011	13,944	19,577
State and political subdivision obligations	1,015	990	-
	$38,731	$39,621	$29,058

Restricted equity securities consist primarily of Federal Reserve Bank stock, FHLB stock and Community Bankers Bank Stock. An increase in stock of the Federal Reserve Bank was due to increased capital at the subsidiary bank. Increased in stock in the FHLB was due to increased borrowing from the FHLB during 2006.

Deposits

The following table is a summary of average deposits and average rates paid on those deposits:

	2006		2005		2004	
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
			(Dollars in thousands)			
Noninterest-bearing deposits						
Demand deposits	$27,783	0.00%	$29,168	0.00%	$19,923	0.00%
Interest-bearing deposits						
Interest checking	6,666	0.51	6,288	0.49	5,246	0.59
Savings	734	1.50	1,039	0.87	1,091	0.92
Money market accounts	24,829	3.04	23,612	1.70	26,959	1.33
Certificates of deposit	119,838	4.59	90,336	3.50	61,735	3.02
	$179,850		$150,443		$114,954	

Deposits increased $31.9 million to $194.3 million at December 31, 2006 from $162.4 million at December 31, 2005. Average deposits for the year ended December 31, 2006 increased 19.6% or $29.4 million compared to average deposits for the year ended December 31, 2005. Average Certificates of deposits grew $29.5 million for the year ended December 31, 2006 to $119.8 million.

During 2006, a new money market product was developed resulting in an increase in money market accounts of $8.5 million to $32.1 million at December 31, 2006. Certificate of deposits increased $21.0 million or 21.0% to $121.5 million at December 31, 2006 from $100.5 million at December 31, 2005. Noninterest bearing accounts increased $2.5 million or 8.1% to $32.9 million at year end 2006 as compared to $30.4 million at year end 2005.

The following table is a summary of the maturity distribution of certificates of deposit equal to or greater than $100,000 as of December 31, 2006:

	Within Three Months	Three to Twelve Months	Over One Year	Total	Percent of Total Deposits
			(Dollars in thousands)		
At December 31, 2006	$8,929	$32,775	$11,173	$52,877	27.2%

Borrowings

At December 31, 2006 and 2005, our borrowings and the related weighted average interest rate were as follows:

	2006		2005		2004	
	Amount	Weighted-Average Rate	Amount	Weighted-Average Rate	Amount	Weighted-Average Rate
			(Dollars in thousands)			
Federal funds purchased	$6,026	5.35%	$10,270	2.43%	$1,609	4.20%
Repurchase agreements	1,667	4.83%	680	3.51%	519	1.80%
Federal Home Loan Bank advances	30,000	3.94%	18,000	3.75%	8,000	1.42%
Subordinated debt	7,155	6.86%	2,000	6.33%	-	0.00%
	$44,848		$30,950		$10,128	

Federal funds purchased have been a source of funds for the bank. We have various lines of credit available from certain of our correspondent banks in the aggregate amount of $18.0 million. These lines of credit, which bear interest at prevailing market rates, permit us to borrow funds in the overnight market, and are renewable annually. Advances from the FHLB constitute convertible advances with contractual maturities of five to ten years. All convertible advances have a call option remaining of two to three and one half years. Two advances of $5 million each are callable in January 2007 and February 2007. It is anticipated that both advances will be called.

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of our sensitivity to interest rate movements. Our income stream is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of our interest-earning assets and the amount of interest-bearing liabilities that are prepaid, mature or repriced in specific periods. Our goal is to maximize net interest income within acceptable levels of risk to changes in interest rates. We seek to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

We monitor interest rate levels on a daily basis. The following reports and/or tools are used to assess the current interest rate environment and its impact on our earnings and liquidity: monthly and year to date net interest margin and spread calculations, monthly and year to date balance sheet and income statements versus budget, quarterly net portfolio value analysis, a weekly survey of rates offered by other local competitive institutions and GAP analysis (matching maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities by periods) and a Risk Manager model used to measure earnings at risk and economic value of equity at risk.

The data in the following table reflects repricing or expected maturities of various assets and liabilities. The gap analysis represents the difference between interest-sensitive assets and liabilities in a specific time interval. Interest sensitivity gap analysis presents a position that existed at one particular point in time, and assumes that assets and liabilities with similar repricing characteristics will reprice at the same time and to the same degree.

	December 31, 2006					
	1 to 90 Days	90 Days to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
	(Dollars in thousands)					
Earning Assets:						
Loans, net of deferred loan fees	$81,889	$18,283	$30,467	$50,329	$20,617	$201,585
Investment securities	8,429	1,589	15,587	6,796	11,800	44,201
Total rate sensitive assets	$90,318	$19,872	$46,054	$57,125	$32,417	$245,786
Cumulative totals	$90,318	$110,190	$156,244	$213,369	$245,786	
Interest-Bearing Liabilities:						
Interest checking	$0	$0	$3,200	$3,200	$0	$6,400
Money market accounts	16,111	5,000	4,000	5,279	1,752	32,142
Savings deposits	-	-	1,382	-	-	1,382
Certificates of deposit	28,648	69,548	15,689	7,615	-	121,500
FHLB Borrowing and Subordinated Debt	15,155	-	15,000	7,000	-	37,155
Other liabilities	7,693	-	-	-	-	7,693
Total rate sensitive liabilities	$67,607	$74,548	$39,271	$23,094	$1,752	$206,272
Cumulative totals	$67,607	$142,155	$181,426	$204,520	$206,272	
Interest sensitivity gap	$22,711	($54,676)	$6,783	$34,031	$30,665	
Cumulative interest sensitivity gap	$22,711	$(31,965)	$(25,182)	$8,849	$39,514	
Cumulative interest sensitive gap as a percentage of earning assets	9.2%	-13.0%	-10.2%	3.6%	16.1%	

Capital Resources and Dividends

We have an ongoing strategic objective of maintaining a capital base that supports the pursuit of profitable business opportunities, provides resources to absorb risk inherent in our activities and meets or exceeds all regulatory requirements.

The Federal Reserve Board has established minimum regulatory capital standards for bank holding companies and state member banks. The regulatory capital standards categorize assets and off-balance sheet items into four categories that weight balance sheet assets according to risk, requiring more capital for holding higher risk assets. At December 31, 2006 and 2005, our Tier 1 leverage ratio (Tier 1 capital to average total assets) was 8.80% and 6.98% respectively. Tier 1 risk based capital ratios at December 31, 2006 and 2005 were 10.39% and 9.13% respectively. Total risk based capital to risk weighted assets at December 31, 2006 and 2005 were 12.28% and 11.36%. Our capital structure exceeds regulatory guidelines established for well capitalized institutions, which affords us the opportunity to take advantage of business opportunities while ensuring that we have the resources to protect against risk inherent in our business.

	December 31,	
	2006	2005
	(Dollars in thousands)	
Tier 1 capital:		
Common stock	$7,184	$7,184
Retained earnings	8,786	6,938
Total equity	15,970	14,122
Trust preferred debt	5,155	-
Total Tier 1 capital	21,125	14,122
Tier 2 capital:		
Allowance for loan losses	1,834	1,460
Subordinated debt	2,000	2,000
Total Tier 2 capital	3,834	3,460
Total risk-based capital	$24,959	$17,582
Risk-weighted assets	$203,258	$154,715
Capital ratios:		
Tier 1 leverage	8.80%	6.98%
Tier 1 risk based capital	10.39	9.13
Total risk based capital	12.28	11.36

Liquidity

Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, short-term investments, securities classified as available for sale as well as loans and securities maturing within one year. As a result of our management of liquid assets and the ability to generate liquidity through liability funding, management believes we maintain overall liquidity sufficient to satisfy our depositors' requirements and meet our clients' credit needs.

We also maintain additional sources of liquidity through a variety of borrowing arrangements. The bank maintains federal funds lines with a large regional money-center banking institution and a local community bankers' bank. These available lines currently total approximately $11.5 million, of which $6.0 was outstanding at December 31, 2006. In addition, securities have been pledged to the local community bankers' bank allowing for an additional line of approximately $6.8 million.

We have a credit line at the FHLB in the amount of approximately $42.0 million which may be utilized for short and/or long-term borrowing. Advances from the FHLB totaled $30.0 million at December 31, 2006.

At December 31, 2006, cash, federal funds sold, short-term investments, securities available for pledge or sale were 17.3% of total deposits. At December 31, 2005, cash, federal funds sold, short-term investments, securities available for pledge or sale were 23.4% of total deposits.

STOCKHOLDER AND INVESTOR INFORMATION

Market for Common Stock

Our common stock was approved for listing on the Nasdaq Capital Markets as of June 7, 2007 under the symbol "FCVA". Trading under that symbol began June 14, 2007. Prior to listing on Nasdaq, our common stock traded over the counter and under the symbol "FPBX", although no established trading market developed.

The following table shows high and low sale prices for our common stock, as reported to us, for the periods indicated.

		High	Low
2005			
	1st Quarter	$12.83	$11.83
	2nd Quarter	14.00	11.93
	3rd Quarter	14.33	13.40
	4th Quarter	22.00	13.87
2006			
	1st Quarter	$20.00	$16.66
	2nd Quarter	20.00	16.25
	3rd Quarter	18.50	17.50
	4th Quarter	18.10	17.95
2007			
	1st Quarter	$20.00	$16.80

The foregoing transactions may not be representative of all transactions during the indicated periods or of the actual fair market value of our common stock at the time of such transaction due to the infrequency of trades and the limited market for our common stock.

As of March 5, 2007, there were approximately 744 shareholders of record of our common stock.

Effective December 28, 2005, First Capital Bank completed a three-for-two stock split with respect to the outstanding shares of its common stock. The information set forth in this Annual Report regarding common stock reflects the changes resulting from the stock split.

Form 10-KSB

A copy of First Capital Bancorp, Inc's. Annual Report on Form 10-KSB as filed with the Securities and Exchange Commission, will be furnished without charge to the stockholders as of the record date, upon written request to William W. Ranson, Senior Vice President & Chief Financial Officer, 4222 Cox Road, Suite 200, Glen Allen, Virginia 23060.

Corporate Profile

First Capital Bancorp, Inc. is a bank holding company headquartered in Glen Allen, Virginia. We conduct our primary operations through our wholly-owned subsidiary, First Capital Bank, which opened for business in 1998. First Capital Bank is a member bank of the Federal Reserve System. The Federal Deposit Insurance Corporation insures its deposits. Its headquarters are located in Glen Allen, Virginia. The Bank focuses its business on serving the financial needs of local business, professionals and consumers. It completes with other financial service providers by offering custom-crafted solutions to its customers in a high service environment. The Bank's primary service area is central Virginia.

Independent Registered Public Accounting Firm

Cherry Bekaert & Holland, L.L.P.
1700 Bayberry Court, Suite 300, Richmond, VA 23226-3791

General Counsel

Cantor Arkema, P.C.
1111 East Main Street, Richmond, VA 23218-0561

Transfer Agent

Registrar and Transfer Company
10 Commerce Road, Cranford, NJ 07016

Annual Stockholders' Meeting

The Annual Meeting of stockholders will be held at 10:00 a.m. on Wednesday, August 15, 2007 at Virginia Bankers Association, 4490 Cox Road, Glen Allen, Virginia 23060. All stockholders are cordially invited to attend.

Financial Information

Copies of the Company's published annual and quarterly reports are available upon request of the Company's Chief Financial Officer, William W. Ranson, or at the Company's official website at www.1capitalbank.com.

END